Exhibit 5.5

CONSENT OF F. CLOUSTON

In connection with (1) the technical report entitled “Technical Report on the Quimsacocha Gold Project, Azuay Province, Ecuador (February 2009)” (the “Quimsacocha Report”); and (2) the annual information form of the Corporation dated March 31, 2009 which includes reference to my name in connection with mineral resource estimations, technical information and the Quimsacocha Report and the properties described therein, the undersigned hereby consents to reference to the undersigned’s name and information derived from the Quimsacocha Report included or incorporated by reference in the Registration Statement on Form F-10 being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission.

Date: July 9, 2009

/s/ Francis Clouston, ing.
Name:	Francis Clouston, P. Eng.
Title:	Manager, Project Evaluation